SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2002

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PRESS
RELEASE

PORTUGAL TELECOM REPORTS RESULTS1
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

Lisbon, Portugal, October 30, 2002 – Portugal Telecom (“PT”) (BVLP: PTCO.IN; NYSE: PT) today announced unaudited results for the nine months ended September 30, 2002.

Consolidated operating revenues amounted to Euro 4,214 million whilst EBITDA reached Euro 1,694 million, equivalent to a margin of 40.2%. Net income for the period amounted to Euro 321.4 million and EBITDA minus Capex amounted to Euro 1,176 million, equivalent to 27.9% of revenues.

PT’s financial results have been prepared in accordance with Portuguese GAAP and include the results of Telesp Celular Participações (“TCP”) on a fully consolidated basis. Following TCP’s rights issue concluded on September 6, 2002 and the signing of definitive documentation including ownership adjustments between PT and Telefonica in connection with the launch of a joint venture to incorporate all of their mobile assets in Brazil, PT now owns 93.66% of the voting rights and a 50.44% economic interest in TCP, which compares with 41.23% owned until the first half of the current year. This press release provides PT’s results on a fully and proportional basis, although the financial information presented herein is discussed and analyzed on the basis of full consolidation.

CONSOLIDATED HIGHLIGHTS
(Amounts stated in millions of Euro)

(1) The information provided under “Prop” is on the basis of the proportional consolidation of TCP, corresponding to an economic interest of 50.44% in 9M02 and 41.23% in 9M01.
(2) EBITDA = Operating Income + Depreciation and Amortization.
(3) Does not include Euro 200 million cash received from the sale of a 14.68% stake in TCP to Telefonica Móviles.
(4) EBITDA Margin = EBITDA / Consolidated Operating Revenues.

1. HIGHLIGHTS

  Consolidated Operating Revenues decreased 0.8% to Euro 4,214 million. This performance was achieved against a reduction of consolidated revenues of PT Comunicações (“PTC”) of 9.0%, partly impacted by the change in the ownership of Internet traffic, and the devaluation of the Brazilian Real (R$) of 17.9% in the first nine months of 2002 compared to the same period last year. Excluding the impact of the devaluation of the Brazilian Real, Consolidated Operating Revenues would have increased by 4.3%.

  Consolidated Operating Costs amounted to Euro 3,249 million, a decrease of 4.9%.

  EBITDA increased 6.1% to Euro 1,694 million, equivalent to a margin of 40.2%, an improvement of 2.6 p.p. over the same period last year. Excluding the impact of the devaluation of the Brazilian Real, EBITDA would have climbed by 11.8%.

  Net Financial Costs amounted to Euro 283 million, a reduction of 42.5% compared to the same period last year.

  Consolidated Net Income amounted to Euro 321.4 million compared to Euro 321.6 million booked in the same period last year. Excluding extraordinary and non-recurring items, Consolidated Net Income would have increased by 23.1%.

  Capex decreased 36.4% to Euro 518 million, equivalent to 12.3% of revenues, a drop of 6.9 p.p. compared with the same period last year.

  EBITDA minus Capex amounted to Euro 1,176 million, an increase of 50.4% compared to the same period last year.

  Net Debt was reduced by Euro 1,146 million compared to year-end 2001 and amounted to Euro 4,310 million as at September 2002.

  The average cost of debt was 6.1% and the EBITDA cover of net interest was 11.8 times, which compares to 8.0 times in the same period last year.

  Pro-forma Net Debt after taking into account the Euro 200 million received in October 2002 from Telefonica Móviles in connection with the sale of a 14.68% stake in TCP, as part of the agreement for the launch of the joint venture for mobile operations in Brazil, would have been Euro 4,110 million as of September 30, 2002.

2. OVERVIEW

CONTRIBUTION BY BUSINESS LINE: REVENUES AND EBITDA

CONTRIBUTION BY BUSINESS LINE: CAPEX AND EBITDA minus CAPEX

The revenue analysis by business line, presented below, is based on non-consolidated revenues:

  PTC maintained a 92% market share in Portugal measured in terms of minutes of outgoing traffic and the number of main lines in pre-selection was 282 thousand at the end of September 2002. The number of access lines in service declined 3.5% to 4.2 million, whilst ISDN and voice mail penetration continued to increase and now stand at 19.9% and 33.7%, respectively. ADSL wholesale connections reached 20,500 at the end of September 2002. Fixed network usage measured in minutes decreased 4.5% to 10.5 minutes per line per day. Domestic fixed-to-fixed traffic decreased 8.9% in the third quarter, a significant improvement over the 18.1% and 17.1% reductions posted in the first and second quarters, respectively. Operating revenues amounted to Euro 1,729 million in the first nine months of 2002, a decrease of Euro 116 million or 6.3% over the same period last year. This performance has been achieved against a backdrop of loss of market share, reduction in domestic fixed traffic and the negative impact of the change in the ownership of Internet access traffic as of October 2001. The impact of this change in the revenue line amounted to Euro 35 million, equivalent to 30% of the decrease in revenues. EBITDA in the first nine months of 2002 decreased Euro 68 million or 8.5% to Euro 729 million, equivalent to a margin of 42.1%. Excluding the negative impact of the change in ownership of Internet traffic (Euro 14 million) and the increase in post retirements benefits costs (Euro 34 million), EBITDA would have decreased only by 2.2% over the same period last year. Capex posted a 20.1% drop to Euro 163 million, equivalent to 9.4% of revenues. EBITDA minus Capex amounted to Euro 566 million, equivalent to 32.7% of revenues. Staffing levels have been reduced by 5.5% to approximately 10.4 thousand employees.

  PT Prime’s corporate Internet capacity sales climbed by 20.5% compared to the same period last year. The number of broadband connections, based on ATM network also rose by 45.6%. PT Prime’s operating revenues amounted to Euro 239 million, including Euro 16 million from the consolidation of BUS as from this quarter, and corresponding to a 22.2% increase over the first nine months of 2001. EBITDA amounted to Euro 23 million, equivalent to a margin of 9.6%. Capex in the period amounted to Euro 31 million, equivalent to 12.9% of revenues.

  TMN added 300 thousand new customers in the first nine months of 2002, of which more than 135 thousand were in the third quarter. Over 22% of the total net additions were postpaid customers, representing a 2.0 p.p. improvement over the same period last year. As at September 30, 2002, TMN had 4.2 million active customers, a growth of 16.1% over the same period last year. ARPU in the third quarter of 2002 reached Euro 28.1, compared to Euro 26.9 in the second quarter and Euro 27.1 in the first quarter, mainly driven by customer growth and higher usage notwithstanding the fall in termination fees. Operating revenues climbed 8.4% to Euro 1,094 million. Service revenues increased 12.1% to Euro 995 million and contribution from data services amounted to 7.0% of service revenues compared to 5.8% booked in the first nine months of 2001. EBITDA in the third quarter amounted to Euro 170 million corresponding to a 44.0% margin. EBITDA for the first nine months of 2002 amounted to Euro 454 million, a rise of 16.9% over the same period last year and equivalent to a margin of 41.5%. This EBITDA performance was achieved in part as a result of a 7.7% reduction in SACs to Euro 70 in the first nine months and a 14.1% drop in CCPU2 to Euro 13.9. ARPU minus CCPU in the third quarter of 2002 amounted to Euro 14.2 compared to Euro 12.7 in the second quarter. ARPU minus CCPU in the first nine months of 2002 stood at Euro 13.4, a 4.1% decrease over the same period last year. Capex in the first nine months of 2002 decreased 5.0% to Euro 182 million, equivalent to 16.6% of revenues.

  TCP added 650 thousand customers in the first nine months of 2002 and currently has an estimated 67% market share of mobile phone users in the State of São Paulo. TCP had 5,755 thousand customers at the end of September 2002, an increase of 15.3% over the same period last year. In accordance with Brazilian GAAP, operating revenues and EBITDA in Brazilian Reais in the period climbed 15.5% and 53.7%, respectively. EBITDA margin reached 44.7% in the third quarter and 41.6% in the first nine months. This performance was achieved as a result of a significant reduction of SACs, which amounted to R$ 96 in the first nine months of 2002 compared to R$ 127 in the same period last year, a 2.9% rise in ARPU to R$ 44 and a 14.6% drop in CCPU to R$ 21. ARPU minus CCPU climbed 26.1% to R$ 23. Capex in the period amounted to R$ 193 million, equivalent to 7.8% of revenues. In terms of contribution to PT Group results in Euros, TCP’s operating revenues amounted to Euro 991 million, a decrease of 5.2% over the first nine months of 2001. EBITDA grew 19.2% to Euro 412 million, equivalent to a margin of 41.6% notwithstanding a 17.9% devaluation of the Brazilian Real.

  Global Telecom (“GT”) added 164 thousand customers in the first nine months of 2002. As of September 30, 2002, GT had 1,027 thousand customers, equivalent to an estimated market share in the States of Paraná and Santa Catarina of 38%, compared to a 32% market share in the same period last year. In accordance with Brazilian GAAP and stated in Brazilian Reais, revenues increased 17.0% to R$ 352 million. SACs fell by 54.9% to R$114 from R$ 258 in the first nine months of 2001. CCPU posted a 48.9% drop to R$ 26 from R$ 50 in the first nine months of 2001. ARPU minus CCPU reached R$ 9 compared to negative R$ 8 in the first nine months of 2001. EBITDA is now positive and amounted to R$ 66 million compared to a negative R$ 64 million in the first nine months of 2001. Capex amounted to R$ 112 million, equivalent to 31.8% of revenues. In terms of contribution to PT Group results, GT is accounted for under the equity method and as of the end of this nine month period, PT has booked a negative Euro 59 million contribution from GT under “Equity in Losses/Earnings of Affiliated Companies” in the Consolidated Profit and Loss Statement.

  PT Multimedia (“PTM”) had 1,265 thousand pay-TV subscribers at the end of September 2002, a rise of 15.7% over the same period last year. The penetration of the cable-TV service to homes passed now stands at 46.4% and the overall pay-to-basic ratio now stands at 67.0%. TV Cabo ARPU climbed 12.6% to Euro 21.3. ISP customers totaled 987 thousand and the Sapo portal network registered 159 million page views and 2.0 million unique visitors in September 2002. At the end of this period there were also 114 thousand cable modem and 14 thousand ADSL customers thus taking the total number of broadband customers of PTM to approximately 128 thousand. Lusomundo sold 11.3 million cinema tickets in Portugal and Spain and JN, the daily newspaper, has reinforced its leadership position in the Portuguese market. Operating revenues of PTM climbed 12.6% to Euro 497 million in the first nine months of 2002. EBITDA rose 80.6% to Euro 53 million, on the back of pay TV and broadband subscriber growth, ARPU pick-up and cost cutting. EBITDA margin climbed to 10.7%, representing a 4.1 p.p. improvement over the same period last year. Capex amounted to Euro 58 million, equivalent to 11.7% of revenues.

3. THIRD QUARTER KEY EVENTS AND RECENT DEVELOPMENTS

  On September 6, TCP successfully completed its share capital increase, which generated cash proceeds in the amount of R$ 2,403 million. PT subscribed to a total of 247,224 million common and 326,831 million preferred TCP shares, equivalent to approximately 80.5% of the new shares issued, thereby increasing its economic interest in TCP from 41.23% to 65.12%. Proceeds of the capital increase were used by TCP to reduce its debt. Accordingly TCP (including GT) has reduced its net debt from R$ 5,750 million, as reported in its first half 2002 results, to R$ 3,350 million. This debt amount includes Euro 892 million of TCP and GT’s debt owned by PT. PT subscribed for TCP’s shares by utilizing the proceeds from the debt repayment by TCP on the back of this capital increase. As a result of the minority subscription in this share capital increase, PT reduced its fully consolidated net debt by Euro 161 million.

  On September 27, the Boards of Directors of PTC and Marconi approved the merger of the companies in the form of an incorporation of Marconi into PTC. This merger is expected to lead to an optimization of resources, a better commercial coordination and lower operating costs.

  On October 11, PT Sistemas de Informação (95% owned by PT) acquired from PT Prime (100% owned by PT) its 63.61% interest in Megamédia, the leading Portuguese multimedia web-based solutions company. Megamédia was established in 1992 and was acquired by the PT Group in June 2000. This business ownership restructuring is in line with the rationalization and integration strategy of the IT/IS areas of the PT Group.

  On October 17, PT entered into an agreement to acquire from PTM of its Internet and yellow pages activities, which comprises, 100% of PT Multimedia.com (PTM.com), the leading ISP/Portal in Portugal (Telepac and Sapo), 24.75% of Páginas Amarelas, the leading Portuguese yellow pages directory service and 50% of Sportinveste Multimédia, which operates a sports internet business and owns key on-line sports rights. The aggregate consideration for the acquisition of the equity in these three companies is Euro 199 million. PT will also acquire Euro 401 million in shareholder loans that PTM had extended to PTM.com and Sportinveste Multimédia. As a result of this restructuring, PT’s fully consolidated net debt will remain unchanged whilst the net debt of PTM will be reduced by Euro 600 million. The restructuring of the Internet assets undertaken will underpin the continued growth of the Group broadband businesses, whilst ensuring a single platform for investment and development of on-line services and content for the PT Group.

  On October 18, PT and Telefonica Móviles announced the incorporation of a joint venture company which will hold 100% of the shareholdings of both groups in mobile phone companies in Brazil. The new company will be Brazil’s, as well as South America’s, largest cellular operator, with close to 13 million customers (of which 3.5 million are postpaid customers) and a potential market of more than 94 million people. The holding company will be jointly managed by PT and Telefonica Móviles. In connection with the definitive documentation signed for the creation of the joint venture, Telefonica Móviles took a 14.68% stake in TCP on the basis of the pricing of the recent TCP’s rights issue, for a cash amount of Euro 200 million. As a result of this sale, PT has reduced its economic interest in TCP from 65.12% to 50.44%.

  From July to early October PT has invested Euro 319 million in buying part of its outstanding Eurobond and Exchangeable issues. PT has acquired 10.05% of its 2006 and 2009 Eurobonds. PT also acquired Euro 118 million of its 2004 and 2006 Exchangeable bonds. All these securities are being registered as marketable securities (short term investments) in the balance sheet.

4. BASIS OF PRESENTATION OF THE RESULTS

  PT currently owns a 50.44% of the economic interest in TCP, taking into consideration the sale of 14.68% stake in TCP to Telefonica Móviles, described above. Until December 31, 1999, PT proportionally consolidated the financial information relating to TCP. As a result of PT’s increased interest in TCP during the year 2000, PT started to consolidate fully TCP´s results as from that year. Where information is provided in this release on the basis of proportional consolidation, it is on the basis of PT’s economic interest in TCP of 50.44% in the first nine months of 2002 and 41.23% in the first nine months of 2001.

  TCP holds an 83% economic interest in the holding companies that control GT and has been accounting for the financial results of GT using the equity method since February 2001. TCP also has irrevocable undertakings to acquire the remaining 17% economic interest of GT once regulatory approvals are granted.

  Revenues relating to Internet access were reallocated from PTC to the ISPs as of October 31, 2001. PTC now collects revenues from customers using its wireline network to connect to the Internet on behalf of the ISPs. In return PTC receives a call origination charge from the ISPs and the costs incurred in invoicing customers on behalf of the ISPs, assuming PTC is requested to provide such service to the ISPs. Financial information for the first nine months of 2001 has been presented under the previous regulatory regime and therefore is not directly comparable to the first nine months of 2002. In this nine month period, as a result of this change, PTC’s revenues and EBITDA have been impacted by Euro 35 million and Euro 14 million, respectively.

  In February 2002 PT sold a 16.4% stake in Mascom, its mobile subsidiary in Botswana, to local partners, for Euro 2 million in the context of a previous agreement. Accordingly, PT reduced its economic interest in Mascom to 50.01%. The financial results of Mascom are fully consolidated in PT’s accounts.

  As a result of the approval by the Portuguese Competition Authority of the sale by Lusomundo, a subsidiary of PTM, of its media distribution subsidiary Deltapress to Vasp (another media distribution company in Portugal) in June 2002, Deltapress was excluded from consolidation of PTM in the first nine months of 2002. PT’s majority equity interest in Deltapress, was exchanged for a minority equity interest in Vasp, and is now being recorded using the equity method of accounting. Financial information for the first nine months of 2001, presented in this press release still includes PT’s equity interest in Deltapress on a fully consolidated basis.

  In December 2000 PT Prime signed an agreement to acquire 100% of BUS, the Brazilian data communications company which manages the networks of Bradesco and Unibanco. The completion of this deal was pending approval by the Brazilian regulatory entity (Anatel) which was obtained on June 28, 2002. As from this quarter, BUS is being fully consolidated in PT’s accounts.

5. CONSOLIDATED RESULTS

Operating revenues

Consolidated operating revenues of PT amounted to Euro 4,214 million, a decrease of 0.8% over the first nine months of 2001. The breakdown of PT´s consolidated revenues by business line is as set out below:

CONSOLIDATED OPERATING REVENUES
(amounts stated in millions of Euro)

PTC consolidated revenues amounted to Euro 1,515 million, a drop of 9.0% over the same period last year mainly due to a general slow down in economic conditions resulting in lower traffic volumes, increased competition and regulatory change in the ownership of Internet access traffic. Excluding the effect of this change, PTC’s revenues would have decreased by 7.0% compared to the first nine months of last year. PTC’s fixed telephony revenues dropped 11.7% to Euro 1,159 million. PTC’s wholesale revenues increased by 1.9% to Euro 206 million, notwithstanding the reduction in interconnection rates in May.

PT Prime consolidated revenues amounted to Euro 191 million, including Euro 16 million from the consolidation of BUS in this quarter, and equivalent to a 19.6% increase over the same period last year. This performance was achieved on the back of strong growth in sales of network solutions, Internet, voice and data communications services.

TMN consolidated revenues saw a 10.8% rise mainly driven by customer growth, in view of the fact that ARPU decreased 9.5% year on year resulting from lower termination fees. Service revenues were up by 15.7% in the period whilst handset sales were down by 19.7%.

TCP consolidated revenues in Euros decreased by 5.3% due to the 17.9% devaluation of the Brazilian Real in the first nine months of this year. TCP revenues, reported in Brazilian Reais in accordance with Brazilian GAAP, amounted to R$ 2,463 million, an increase of 15.5% over the same period last year. Service revenues were up by 19.9% in the period and handset sales were down by 7.6%.

PTM consolidated revenues amounted to Euro 461 million, an increase of 9.9%, on the back of the good performance of TV Cabo. These results were achieved notwithstanding a 5.0% drop in media revenues in Lusomundo. The revenues of Lusomundo have been impacted by a significant downturn in advertising revenues and the disposal of Deltapress, which accounted for Euro 30 million of revenues in the first nine months of 2001.

EBITDA

EBITDA increased by 6.1%, as a result of the growth posted by TMN and PTM in Portugal and TCP in Brazil and continued cost reduction throughout all business areas. The EBITDA contribution by business line is as set out below:

EBITDA CONTRIBUTION BY BUSINESS LINE
(amounts stated in millions of Euro)

PTC’s EBITDA in the first nine months of 2002 amounted to Euro 729 million, an 8.5% decrease over the same period last year. Notwithstanding the slow do wn of the economy and increased competition, PTC was able to post a 42.1% EBITDA margin in the first nine months of 2002, in great part as a result of cost cutting initiatives. Excluding the negative impact of the change in ownership of Internet traffic (Euro 14 million) and the increase in post retirement benefits costs (Euro 34 million), PTC’s EBITDA would have decreased by only 2.2%.

PT Prime’s EBITDA amounted to Euro 23 million, representing a margin of 9.6%. PT Prime continues to experience demand for its products and services; however its operational performance continues to be affected by the costs of telecommunications, which account for 53.3% of its overall cost structure, as well as by continued pressure on the pricing of its services due to strong competition. Start up costs of new businesses, such as B2B and web enabling solutions, which are being restructured, also continue to impact PT Prime’s overall performance.

TMN´s EBITDA in the first nine months of 2002 rose 16.9% to Euro 454 million as a result of an increased customer base and a higher but albeit small contribution to overall revenues from data services. EBITDA margin in the period was 41.5%, a 3.0 p.p. improvement over the first nine months of 2001 due to lower subscriber acquisition costs and cost cutting initiatives. TMN’s EBITDA margin in the third quarter of 2002 reached 44.0%.

TCP’s EBITDA in the first nine months of 2002 amounted to Euro 412 million, an increase of 19.2% over the same period last year. This performance has been achieved despite a 17.9% devaluation of the Brazilian Real in the first nine months of this year. The EBITDA margin was 41.6% in the first nine months of 2002, an 8.5 p.p. increase over the same period last year, in great part due to lower SACs and cost cutting. TCP’s EBITDA, reported in Brazilian Reais in accordance with Brazilian GAAP, amounted to R$ 1,024 million in the first nine months of 2002, increasing by 53.7% over the same period last year. EBITDA margin in the third quarter of 2002 was 44.7%.

PTM´s EBITDA amounted to Euro 53 million, representing an 80.6% increase. This is equivalent to a margin of 10.7%, a 4.1 p.p. improvement over the same period last year.

Operating Costs

Consolidated operating costs amounted to Euro 3,249 million, a decrease of 4.9% over the same period last year and corresponded to a decrease of 0.8% in consolidated operating revenues. In the third quarter operating cost were down by approximately 12%. The operating costs contribution by business line is as set out below:

CONSOLIDATED OPERATING COSTS
(amounts stated in millions of Euro)

Wages and salaries amounted to Euro 516 million compared to Euro 491 million in the first nine months of 2001. This cost item has been impacted by the insourcing of staff from franchised shops of TCP and consolidation of BUS. Overall, wages and salaries currently represent 12.2% of consolidated operating revenues, a slight increase over the same period last year (11.6%). In the case of PTC, which accounted for 42.9% of total wages and salaries of PT, there was a 3.6% decrease in this cost item.

Post retirement benefits increased Euro 34 million or 31.9% to Euro 139 million due to higher charges, resulting from the amortization of actuarial losses deferred in previous years due principally to the under performance of the pension funds against the 6% return considered in the actuarial studies. Post retirement benefits represent 3.3% of consolidated operating revenues.

The costs of telecommunications amounted to Euro 479 million compared to Euro 540 million in the first nine months of 2001, decreasing 11.3% due to lower traffic volumes. Telecom costs represent 11.4% of consolidated operating revenues.

The 34.0% decrease in the cost of raw materials and consumables resulted primarily from a reduction in the direct acquisition of raw materials and consumables and more favourable comparison to the first nine months of 2001 that saw abnormal levels of repairs due to adverse weather conditions during that period. This cost item represents 1.6% of consolidated operating revenues.

Costs of products sold fell by 25.5% primarily due to a reduction in the sales of terminal equipments, which dropped 21.7% during the first nine months of 2002. The drop in the costs of products sold reflects mainly the reduced subsidization of handset sales in the wireless operations. This cost item represents 7.8% of consolidated operating revenues.

Marketing and publicity costs amounted to Euro 79 million, compared with Euro 103 million in the first nine months of 2001, equivalent to a drop of 23.2%. Marketing and publicity represent 1.9% of consolidated operating revenues.

The 27.1% increase in the provision for doubtful receivables reflects the increased level of provisions for bad debts recorded by PTC and TMN as a result of the current economic conditions. This cost item represents 2.6% of consolidated operating revenues.

Other general and administrative costs decreased by Euro 33 million or 4.5% to Euro 687 million, reflecting cost reduction programs implemented across the PT Group. This cost item represents 16.3% of consolidated operating revenues.

Depreciation and amortization decreased by Euro 36 million to Euro 729 million, a drop of 4.7% as a result of lower Capex incurred in this period. Depreciation charges exceeded Capex, which amounted to Euro 518 million. This cost item represents 17.3% of consolidated operating revenues.

EBIT in the period amounted to Euro 965 million, a rise of 16.1% over the same period last year. Operating margin improved 3.3 p.p. over the same period last year to 22.9%.

Net Income

Consolidated Net Income amounted to Euro 321.4 million in the first nine months of 2002, compared to Euro 321.6 million in the first nine months of 2001.

Net interest in the first nine months of 2002 amounted to Euro 143 million. Other net financial costs amounted to Euro 86 million. Foreign currency exchange gains included Euro 135 million of non-cash gains in the first nine months of 2002, relating to the recognition of the exchange rate gains relating to derivative instruments used by PT. The Euro/USD exchange rate at the end of December 2001 was 0.8813, which compares with a rate of 0.9860 at the end of September 2002. During the first nine months of 2002 PT has reduced its exposure to the US dollar by an amount of US$ 1,513 million by unwinding certain derivative contracts or cancelling the final exchange of those derivative instruments.

Total goodwill amortization in the period amounted to Euro 110 million, a decrease of 5.5%, mainly due to lower amortization of goodwill in the amount of Euro 29 million related to PT’s investment in TCP, as a result of the recognition of an impairment of goodwill early this year. The lower TCP goodwill charge was partially offset by higher amortization of goodwill at PTM of Euro 3 million, following the buy-out of the minorities at PTM.com, and at PT Prime of Euro 12 million, following the completion of the acquisition of 100% of BUS.

Equity in losses of affiliated companies decreased to Euro 114 million in the first nine months of 2002. This includes PT’s share of the losses of Medi Telecom and GT amounting to Euro 40 million and Euro 59 million, respectively. This is a marked improvement over the same period last year (Euro 185 million) mainly due to better performance of GT and the positive impact of the balance sheet restructuring undertaken by TCP following the rights issue.

The extraordinary items recorded in the first nine months of 2002 relate to capital gains in the amount of Euro 36 million generated from disposals of financial investments undertaken in the first quarter of this year.

Curtailment and severance costs associated with the work force reduction programs amounted to Euro 30 million in the first nine months of 2002, compared to Euro 24 million in the first nine months of 2001.

Consolidated Net Income amounted to Euro 321.4 million but excluding extraordinary and non-recurring items, Consolidated Net Income would have increased by 23.1% over the same period last year

6. CAPEX

Capex measured in terms of a ratio to revenues has been falling consistently for the PT Group in line with PT’s announced strategy of cash flow maximization. The breakdown of Capex by business line is as set out below:

CAPEX BY BUSINESS LINE
(amounts stated in millions of Euro)

PTC has been managed in this first nine months with a Capex to revenues ratio of 9.4% and TCP, which reduced Capex substantially in order to free up cash flow and to pay down debt, has been managed with a Capex to revenues ratio of 5.0%. Overall, PT’s Capex in the first nine months of 2002 totalled Euro 518 million, equivalent to 12.3% of revenues.

7. CASH FLOW AND CONSOLIDATED NET DEBT

PT´s consolidated net debt as of September 30, 2002 amounted to Euro 4,310 million, a decrease of Euro 1,146 million compared to the year-end 2001. This debt reduction was achieved on the back of strong growth of EBITDA minus Capex (Euro 1,176 million), improved management of working capital, sound financial management and a positive translation impact of debt denominated in Reais as a result of a 17.9% devaluation of the Brazilian Real. PT is committed to improve its working capital management, and has recently extended its payment terms to suppliers. The working capital investment as at September 2002 amounted to Euro 166 million, an improvement over Euro 197 million invested in June 2002.

The gearing ratio (Net Debt/(Net Debt+Equity)) increased to 59.5% compared to 53.9% at the end of year 2001 due to the adjustments to shareholders’ equity resulting from the negative currency translation adjustments of the Brazilian Real (Euro 1,382 million) and from the Euro 500 million provision for the impairment charge of the investment in TCP.

GT continues to be accounted for by TCP using the equity method, but as a result of the balance sheet restructuring undertaken by TCP post its rights issue, GT´s debt is now only Euro 195 million. PT owns all of GT’s debt and expects Euro 107 million to be repaid by year end. As of September 30, 2002 and following TCP’s rights issue, PT’s debt exposure to TCP and GT amounted to Euro 892 million, equivalent to 78.6% of TCP’s and GT’s total debt, which at the end of September 2002 amounted to R$ 4,424 million or Euro 1.1 billion. TCP’s and GT’s debt to PT is fully hedged using swaps and neither TCP / GT have Euro exposure nor does PT has Real exposure on this debt.

PT subscribed 80.5% of the new shares issued in TCP’s rights issue, increasing its stake in TCP to 65.12%. Minority investors subscribed the remaining shares amounting to Euro 161 million. Following the agreement with Telefonica to launch the joint venture in Brazil, PT sold a 14.68% stake in TCP to Telefonica Móviles for a cash amount of Euro 200 million, thereby decreasing its stake in TCP to 50.44%. As a result of TCP’s rights issue, PT has reduced its consolidated net debt by Euro 161 million. The pro-forma fully consolidated net debt of PT, taking into account the disposal of TCP shares to Telefonica Móviles is Euro 4,110 million.

During the first nine months of 2002, PT has reduced its exposure to the US dollar by an amount of US$ 1,513 million by unwinding certain derivative contracts or canceling the final exchange of those derivative instruments.

Approximately 81.2% of PT’s total indebtedness is medium and long term, as a result of the refinancing undertaken throughout 2001. As of September 30, 2002, 79.6% of the net debt was in fixed rates and 79.9% of PT’s consolidated net debt was denominated in Euros, 7.4% in US Dollars and 12.1% in Brazilian Reais. All of the debt of PT’s Brazilian subsidiaries is now either Real denominated or has been swapped into Reais. PT’s average cost of debt in the first nine months of 2002, including the loans in Brazilian Reais, was approximately 6.1%. Excluding the higher cost of loans in Brazil, PT’s cost of debt is 2.6%. The breakdown of PT´s consolidated net debt is as set out below:

CONSOLIDATED NET DEBT
(amounts stated in millions of Euro)

From July to early October PT has invested Euro 319 million in buying part of its outstanding Eurobond and Exchangeable issues. PT has acquired 10.05% of its 2006 and 2009 Eurobonds. PT also acquired Euro 118 million of its 2004 and 2006 Exchangeable bonds. All these securities are being registered as marketable securities (short term investments) in PT’s balance sheet.

8. EMPLOYEES

At the end of September 2002, PT’s had 23,555 employees. The breakdown of PT’s employees by business line is as set out below:

EMPLOYEES AND PRODUCTIVITY RATIOS

9. BUSINESSES PERFORMANCE

PT Comunicações

PTC maintained a 92% market share measured in terms of total minutes of outgoing traffic and a 96% market share in terms of access lines at the end of the third quarter of 2002. Product differentiation through a competitive offer in terms of pricing, innovation, customer care and quality, were the key factors behind PTC’s customer retention and customer recovery strategy.

Carrier pre-selection for domestic long distance and international calls was introduced in July 2000 and extended to local and regional calls in January 2001. Carrier pre-selection for fixed to mobile calls pre-selection has been available since October 2000. The number of subscribers in pre-selection was 282 thousand at the end of September 2002 and the average customer recovery rate was 71% in the first nine months of 2002. In this nine month period PTC has consistently gained back market share of domestic long distance and international traffic, in part due to its more aggressive commercial policy and to the tariff rebalancing undertaken over the last few years.

The number of ISDN accesses increased 6.3% over September 30, 2001, equivalent to 19.9% penetration of total equivalent main lines. PTC has currently 1.2 million voice mail boxes, an increase of 12.8% over the same period last year, and equivalent to a penetration of 33.7%. Fixed main lines in service decreased 3.5% to approximately 4.2 million. Residential clients account for 68.3% of main lines, SoHo and SME clients account for 18.6%, large corporate clients (handled by PT Prime) account for 9.3% and wholesale services account for 2.7%. Wholesale leased lines capacity increased 9.6% over the same period last year.

PTC’s ADSL offer on a wholesale basis was re-launched in July, under the brand “Network ADSL PT”. This ADSL offer is a plug and play solution that provides higher speed and the integration of broadband products. The take up of this service has increased significantly with 20,500 ADSL connections at the end of September, compared with only 7,100 connections at the end of June. PT’s subsidiaries accounted for a 72% market share of this service at the end of September 2002.

TRAFFIC BREAKDOWN

Fixed network usage in minutes decreased 3.5% over the first nine months of 2001. Retail traffic decreased 11.7% mainly due to mobile substitution and a more challenging economic environment. Domestic fixed-to-fixed traffic, which posted an 18.1% drop in the first quarter and a 17.1% drop in the second quarter, decreased by only 8.9% in the third quarter corresponding to a cumulative reduction this year of 15.0% compared to the same period last year. The wholesale business maintained its positive trend albeit at a slower growth of 3.9% in the first nine months of 2002. Internet access traffic decreased 3.8%, in great part due to the migration of heavy users to the broadband platform.

A new Pricing Convention for the fixed telephony for 2002 and 2003 is pending approval, with an expected price cap of approximately CPI-3% excluding international calls. New prices for 2002 will be effective during November. Interconnection fees have already been lowered 17.5% for call origination and 16.0% for call termination.

PTC has continued to develop its infrastructure with state of the art technologies, promoting the use of SDH and DWDM in the core and access networks and FITL in the local loop, allowing significant improvements in QoS, and at the same time maintaining Capex under strict control. PTC’s Capex in the first nine months of 2002 decreased 20.1% to Euro 163 million, equivalent to 9.4% of revenues.

Operating revenues decreased by 6.3% to Euro 1,729 million, in large part due to the regulatory change in the accounting regime of Internet access traffic and the decrease in domestic fixed-to-fixed traffic. The change in the ownership of Internet traffic had a negative impact of Euro 35 million compared to the same period last year. Fixed telephone service accounts for 65.7% of total operating revenues whilst wholesale accounts for 26.1% of total operating revenues. The breakdown of fixed telephone service revenues between subscription charges and traffic is 41.9% and 58.1%, respectively.

EBITDA amounted to Euro 729 million, corresponding to a decrease of 8.5% over the first nine months of 2001, and equivalent to an EBITDA margin of 42.1%. Excluding the negative impact of the change in ownership of Internet traffic and the increase in post retirement benefits costs, EBITDA would have decreased by only 2.2% (Euro 19 million) over the same period last year. PTC was able to maintain solid margins due to effective cost control policy. PTC’s operating costs dropped Euro 84 million or 6.1% in the first nine months of 2002 notwithstanding a 33.4% increase in post retirement benefits.

At the end of September 2002 the number of employees was 10.4 thousand, a 5.5% reduction over the first nine months of 2001, this improving the number of lines per employee by 2.2% to 401.

PT Prime

PT Prime is the commercial front end for large corporate customers covering approximately 6,500 accounts. PT Prime offers integrated voice and data telecommunications solutions, information systems, Internet, e-commerce, B2B and outsourcing of communications networks and services.

As the leading operator in this market segment in Portugal, PT Prime has reinforced its customer base with a state-of-the-art offer, that is tailored to customers’ profiles and expectations, based on service quality and reliability, expertise and competitive tariffs. Medium term contracts with key clients constituted another important factor in PT Prime’s performance this quarter as it increases customer loyalty and provides higher revenues.

Notwithstanding a more aggressive commercial approach by the competition, both in terms of a broader commercial approach and lower pricing, PT Prime has succeeded in minimizing its market share loss and it has been key in enabling the PT Group to maintain its leadership position in the fixed telephone service business.

Corporate Internet capacity sold in the first nine months of 2002 increased 20.5% compared to the same period last year. In data communications, the total number of accesses increased 7.7%. Frame relay accesses climbed 40.2% and broadband ATM based connections climbed 45.6%. Leased lines capacity to end-users rose 17.4% and leased line digital capacity reached 90.8% of the total leased line capacity.

Operating revenues increased by 22.2% to Euro 239 million including Euro 16 million from the consolidation of BUS. There were significant increases in revenues from broadband, outsourcing and Internet related services. PT Prime’s EBITDA amounted to Euro 23 million. Prices remain under pressure due to competition, which combined with increasing costs of leased lines resulted in an EBITDA margin of 9.6%. PT Prime’s Capex amounted to Euro 31 million in the period, representing 12.9% of revenues.

PT’s Mobile Businesses

PT´s domestic and international mobile assets include mainly TMN in Portugal and TCP and GT in Brazil. As at September 30, 2002, PT’s mobile businesses covered more than 100 million inhabitants and served approximately 11 million subscribers, or 62.9% of PT´s total customer base. Mobile businesses accounted for 46.6% of revenues and 52.0% of EBITDA of the PT Group.

TMN

TMN is the leading mobile operator in Portugal with 4,205 thousand active subscribers, having added 300 thousand customers in this period, of which 135 thousand were added in the third quarter of 2002. More than 22% of TMN’s net adds were postpaid customers compared to the 20.2% mix achieved in the first nine months of 2001.

Customer retention has remained a priority and accordingly TMN launched several loyalty programs. The number of upgrades in this period reached 177.4 thousand, a 9.7% increase over the first nine months of 2001.

The average number of SMS messages per month per active SMS user was approximately 53 messages and the number of active SMS users was 46.7% of the total customer base. The average number of SMS messages per active user in the third quarter was 57. TMN has also successfully launched MMS in May 2002. The number of WAP-enabled handsets stood at 703 thousand and more than 189 thousand were active users, representing a 39.4% increase over the first nine months of 2001. The number of GPRS handsets stood at 48 thousand.

ARPU in the third quarter increased to Euro 28.1 from Euro 26.9 in the second quarter and Euro 27.1 in the first quarter of 2002, mainly driven by increases in customer bills, as a result of higher usage of voice and data, offsetting interconnection reductions. ARPU in the first nine months of 2002 decreased to Euro 27.4 from Euro 30.2 in the same period last year, namely as a result of the decrease in termination fees. Full year average interconnection reductions are expected to reach 21.5% in mobile to mobile calls and 10.5% in fixed to mobile calls.

The average minutes of usage in the third quarter of 2002 reached 134.5, a 2.5% increase over the second quarter of this year. Traffic for the first nine months of 2002 was 131.2 minutes, compared to 138.1 minutes in the same period of 2001. This usage pattern was negatively influenced by a higher level of penetration as well as a challenging economic environment.

Operating revenues increased by 8.4% to Euro 1,094 million. Service revenues increased 12.1% whilst revenues from handset sales decreased 19.0%. Revenues from data services, namely SMS and WAP services, accounted for 7.0% of service revenues in the first nine months of 2002 and 7.5% in the third quarter of 2002, a 2.0 p.p. improvement over the third quarter of 2001.

SACs for the first nine months of 2002 stood at Euro 70.0, down from Euro 75.8 in the first nine months of 2001. CCPU dropped 14.1% over the first nine months of 2001 to Euro 13.9. ARPU minus CCPU in the first nine months of 2002 reached Euro 13.4, a 4.1% decrease over the same period last year. ARPU minus CCPU in the third quarter of 2002 amounted to Euro 14.2 compared to Euro 12.7 in the second quarter.

EBITDA amounted to Euro 454 million, a 16.9% increase over the first nine months of 2001, equivalent to an EBITDA margin of 41.5%, representing a 3.0 p.p. improvement. EBITDA margin in the third quarter of 2002 reached 44.0%.

Capex in the period totalled Euro 182 million, equivalent to 16.6% of revenues, mainly directed towards expansion of network capacity and coverage, improvement of quality of service and customer care. UMTS network rollout accounted for Euro 29 million of Capex incurred in this period.

Telesp Celular

São Paulo State was estimated to have approximately 8.6 million mobile customers at the end of September 2002, equivalent to a penetration rate of approximately 22.7%. This compares with an overall estimated mobile penetration in Brazil of 18.2%.

Net additions for TCP in the first nine months were 650 thousand, of which 7.8% were postpaid customers. At the end of September 2002, TCP had 5,755 thousand customers, equivalent to a 67% total market share in São Paulo State.

In current market conditions, TCP has been focusing on cost control, having reduced handset subsidies significantly in this period and improving its general and administrative expense ratio to revenues.

TCP is migrating successfully its analogue customer base to the digital platform. Analogue service customers now represent only 4.1% of TCP´s customer base. Prepaid customers totalled 4,335 thousand as of September 30, 2002, corresponding to 75.3% of the total number of customers. By the end of September 2002, the total number of postpaid customers was 1,420 thousand.

The development of WAP has been progressing well. At the end of September 2002, almost 2.6 million customers of TCP had WAP-enabled handsets. Approximately 794 thousand subscribers have used the WAP service in the last three months and in the first nine months the WAP service generated around 26.9 million minutes of usage. Revenues from SMS and WAP services accounted for approximately 1.5% of service revenues.

Notwithstanding the challenging economic environment in Brazil, the average ARPU in the first nine months of 2002 was R$ 44 compared with R$ 43 in the same period last year. The average minutes of usage of total subscribers for the first nine months of 2002 decreased to 109, compared to 116 minutes in the same period of 2001. The average minutes of usage of postpaid subscribers for the first nine months of 2002 increased to 205, compared to 169 minutes in the same period of 2001.

Operating revenues, reported in Brazilian Reais in accordance with Brazilian GAAP, increased by 15.5% over the first nine months of 2001. Service revenues climbed 19.9% whilst handset sales fell 7.6%.

ARPU minus CCPU in the third quarter of 2002 amounted to R$ 23 compared to R$ 25 in the second quarter. ARPU minus CCPU in the first nine months of 2002 climbed 26.1% to R$ 23. SACs in the first nine months of 2002 amounted to R$ 96, down from R$ 127 in the same period of 2001 and CCPU posted a 14.6% drop to R$ 21 in the first nine months of 2002 from R$ 24 in the same period last year.

EBITDA, reported in Brazilian Reais in accordance with Brazilian GAAP, in the first nine months of 2002 climbed 53.7%. As a result, EBITDA margin increased to 41.6% from 31.2% in the first nine months of 2001. EBITDA margin in the third quarter reached 44.7%.

Net financial expenses for the first nine months of 2002 amounted to R$ 449 million, an increase of 61% over the first nine months of 2001. Taking into consideration GT on a pro-forma basis, total debt decreased to R$ 4,475 million from R$ 4,780 million in the same period last year and from R$ 5,750 million in the second quarter of 2002, as a result of the rights issue undertaken by TCP.

Net income, reported in Brazilian Reais in accordance with Brazilian GAAP, in the period amounted to a negative R$ 561 million, mainly due to the impact of GT, which is accounted for by TCP based on the equity method of accounting. TCP’s proportion of the losses of GT during the first nine months of 2002 was R$ 540 million, compared to R$ 522 million in the first nine months of 2001. Net income in the third quarter of 2002 was negative of R$ 92 million, less than the R$ 394 million accounted for in the second quarter due to the positive impact of the proceeds from the capital increase of TCP which reduced debt and accordingly the net interest expenses of GT.

Capex for the first nine months of 2002 amounted to R$ 193 million in TCP, a significant drop compared to Capex for the same period last year of R$ 576 million.

In terms of contribution to the PT Group’s results in Euros, TCP’s operating revenues amounted to Euro 991 million, a decrease of 5.2% over the first nine months of 2001. EBITDA grew 19.2% to Euro 412 million, notwithstanding a 17.9% devaluation of the Brazilian Real, equivalent to a margin of 41.6%.

Global Telecom

GT is the second operator in the States of Paraná and Santa Catarina with 1,027 thousand customers, having added 164 thousand new customers in the first nine months of 2002. New additions fell 36.8% over the same period of last year, reflecting the increased focus on profitability. The market share of GT increased from 32% one year ago to 38% as at September 2002.

Prepaid customers continued to be the main growth driver and, accordingly, ARPU in the first nine months of 2002 decreased 18.9% to R$ 35. SAC’s showed a sharp decrease in the first nine months of 2002 to R$ 114, which compares to R$ 253 in the same period last year while CCPU posted a 48.9% drop to R$ 26 from R$ 50 in the same period last year. The drop in CCPU is a direct result of economies of scale and synergies. ARPU minus CCPU in the third quarter of 2002 amounted to R$ 9 compared to R$ 11 in the second quarter. ARPU minus CCPU in the first nine months of 2002 reached R$ 9 compared to negative R$ 8 in the same period last year.

Operating revenues, reported in Brazilian Reais in accordance with Brazilian GAAP, of GT increased by 17.0% to R$ 352 million. GT posted a positive EBITDA in the period of R$ 66 million, which compares to a negative R$ 64 million in the first nine months of 2001. This positive evolution reflects mainly the effective cost control program put in place, synergies and lower subsidies.

Net financial expenses, reported in Brazilian Reais in accordance with Brazilian GAAP, in the first nine months of 2002 amounted to R$ 568 million compared to R$ 525 million in the same period last year. Net financial expenses in the third quarter were R$ 39 million a significant drop from R$ 473 million in the second quarter. This decrease is mainly due to the balance sheet restructuring undertaken by TCP post its rights issue, which allowed the reduction of GT’s total debt from R$ 2,933 million at the end of June 2002 to R$ 782 million at the end of September 2002. GT’s total debt was 100% hedged.

Capex in the first nine months of 2002 was R$ 112 million compared to R$ 261 million in the same period last year.

In terms of contribution to the PT Group’s results, GT is accounted for by the equity method and at the end of this nine month period, PT had booked a negative Euro 59 million contribution under “Equity in Losses/Earnings of Affiliated Companies” in the Consolidated Profit and Loss Statement.

Other Mobile Operations

At the end of September 2002, Médi Telecom in Morocco, 30.5% owned by PT, had 1,511 thousand customers, representing a 42% market share. The prepaid customers accounted for 93.0% of total customers of Médi Telecom. The ARPU of Médi Telecom in this period was Euro 14. Operating revenues amounted to Euro 165 million, an increase of 43.6% over the first nine months of 2001. EBITDA amounted to Euro 18 million, against a negative Euro 9 million in the first nine months of 2001, and Capex amounted to Euro 98 million, as compared to Euro 139 million in the first nine months of 2001. Net income in the first nine months of 2002 was negative Euro 129 million. PT reports its investment in Médi Telecom using the equity method of accounting and its contribution in this first nine months was negative Euro 40 million and booked under “Equity in Losses/Earnings of Affiliated Companies” in the Consolidated Profit and Loss Statement.

Mascom in Botswana, in which PT owns 50% of economic interest, had 266 thousand customers at the end of September 2002, an increase of 45.8% over the same period last year. Mascom has a market share of approximately 70% and prepaid customers account for 97% of its total customer base. The ARPU of Mascom was Euro 16. Operating revenues amounted to Euro 40 million, an increase of 1.0% over the first nine months of 2001 and EBITDA amounted to Euro 14 million, a 25.0% increase. EBITDA margin was 36.0%, a 6.7 p.p. improvement over the first nine months of 2001. Capex amounted to Euro 9 million.

PT Multimedia

PTM’s operating revenues climbed 12.6% to Euro 497 million, compared with the first nine months of 2001. Over 50% of PTM’s revenues are subscription based and less than 15% of revenues are advertising revenues. EBITDA rose 80.6% to Euro 53 million, equivalent to an EBITDA margin of 10.7% and corresponding to a 4.1 p.p. improvement over the same period last year. EBITDA minus Capex was already positive in the third quarter of 2002, amounting to Euro 2 million. Net income in the first nine months of 2002 amounted to negative Euro118 million.

Pay-TV and Cable Internet – TV Cabo

The Pay-TV subsidiary of PTM has already passed 2,367 thousand homes and 1,951 thousand of these homes are already equipped with interactive capabilities. At the end of this period, PTM had 1,265 thousand customers, a 15.7% increase over the same period last year. At the end of September 2002, PTM had approximately 994 thousand cable TV subscribers and 271 thousand DTH subscribers. The number of subscribers of the premium services increased 31.3% to 847 thousand. The pay to basic ratio reached 67.0% compared to 59.0% in the same period of 2001. TV Cabo’s number of Revenue Generating Units (RGU) reached 1,385 thousand, a 21.3% increase over the first nine months of 2001.

The take up of the broadband internet access using cable modem is progressing well and at the end of this quarter PTM already had 114 thousand customers on this service, equivalent to a estimated market share of 67%.

ARPU in the first nine months of 2002 was Euro 21.3, representing an increase of 12.6% over the same period last year. Operating revenues amounted to Euro 265 million and EBITDA amounted to Euro 49 million, an increase of 33.4% and 94.0%, respectively, over the same period of 2001. EBITDA margin in the third quarter of 2002 reached 19.2%. EBITDA margin in the first nine months of 2002 was 18.3%, representing a 5.7 p.p. improvement over the same period last year due to cost control.

Capex in the first nine months of 2002 decreased 25.9% to Euro 43 million, equivalent to 16.3% of revenues. The fall in Capex was achieved by showing down significantly investments in the interactive TV project and incentivising customers to buy terminal equipment as opposed to renting. EBITDA minus Capex was positive amounting to Euro 7 million in the third quarter of 2002 and Euro 5 million in the first nine months of the year.

ISP and Portals – PTM.com

PTM.com had 859 thousand dial-up customers, a rise of 47.1% over the first nine months of 2001 and the network registered 25.2 million hours of dial-up Internet traffic during this period.

A plug and play ADSL service was launched in the second quarter of 2002 targeting residential customers under the brand name “Sapo ADSL.PT” and a taylor made solution was also launched for SoHo and SMEs under the brand “Telepac ADSL.PT”. PTM.com had approximately 14 thousand ADSL customers at the end of September, adding 8 thousand new subscribers per month. PTM.com’s market share in Portugal is 68%.

PTM.com´s Sapo portal posted 159 million page views (an increase of 8.9% over September 2001) and 2.0 million unique visitors per month in September 2002.

PTM.com’s revenues amounted to Euro 59 million, an increase of 46.7% over the same period last year. This increase in revenues reflects the more beneficial internet traffic revenue sharing arrangement for the ISP determined by the Portuguese regulator in October 2001. Over 50% of PTM.com’s revenues are subscription based.

EBITDA amounted to negative Euro 3 million in the first nine months of 2002. In the period PTM.com has reduced staff numbers by 20% and shut down a number of less profitable business initiatives in line with its objective to reach an EBITDA break even soon. Wages and salaries and general and administrative expenses were down 12.7% and 15.6%, respectively, over the same period last year. Capex in the first nine months of 2002 was Euro 6 million.

Media - Lusomundo

Lusomundo is Portugal’s leading media company with activities covering newspapers, magazines, news radio and cinema exhibition and distribution.

Jornal de Notícias, the leading daily Portuguese newspaper, with a daily circulation of over 100 thousand. Diário de Notícias, another daily newspaper owned by Lusomundo is the number 3 ranked paper in Portugal. The Portuguese version of National Geographic has been successful, with an average circulation of 85 thousand copies in the first nine months of 2002, only one year and tree months after its launch.

Total cinema ticket sales in Portugal and Spain increased 4.9% to 11.3 million in the first nine months of 2002. In cinema distribution activities there were 58 new movies launched.

Video and video game activities have also posted good performance, notwithstanding the fact that Lusomundo no longer represents Warner’s catalogue, with the success of DVD and Sony PlayStation II which covers more than 100 thousand homes. Video games increased 41% over the first nine months of 2001 and 53% over the second quarter of 2002.

Lusomundo´s revenues amounted to Euro 176 million, a 0.7% increase over the first nine months of 2001. Revenues of the audiovisual area increased 8.6% whereas the revenues of the media unit decreased 5.0% against a drop of 15.6% of advertising revenues. The third quarter was particularly weak in terms of advertising revenues, which dropped over 20% compared to the same period last year.

EBITDA amounted to Euro 11 million, a 43% decrease over the first nine months of 2001, equivalent to a margin of 6.4%. The fall in EBITDA is mainly accounted for by the decline in advertising revenues and higher provisioning in Lusomundo Media. The contribution of Lusomundo Media fell from Euro 9 million to Euro 2 million in the first nine months of the year. The increase in cover prices and lower paper costs were not enough to mitigate the impact of lower advertising revenues in the amount of Euro 10 million. Recovering in the EBITDA of the media division is dependant on the pick-up of the advertising market and successful implementation of the cost cutting programme, which is in progress. Regarding Lusomundo Audiovisual, EBITDA contribution amounted to Euro 10 million, a rise of 3% over the same period last year and equivalent to a 12.2% margin.

TABLES TO FOLLOW:

Table 1: Consolidated Profit and Loss Statements
Table 2: Consolidated Balance Sheet
Table 3: Consolidated Operating Revenues
Table 4: PT Comunicações
Table 5: PT Prime
Table 6: TMN
Table 7: Telesp Celular
Table 8: PT Multimedia

This information is also available on PT's website www.telecom.pt.

Contact:

Zeinal Bava, PT Group Chief Financial Officer
zeinal.bava@telecom.pt

Vitor Sequeira, PT Group Head of Investor Relations
vitor.j.sequeira@telecom.pt

Portugal Telecom
Tel.: +351.21.500.1701
Fax: +351.21.355.6623

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect goals of the company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company’s current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

Portugal Telecom is listed on the Euronext Lisbon and New York Stock Exchanges. Information may be accessed on the Reuters 2000 Service under the symbols PT and PTCO.IN, on Bloomberg under the symbol PLTM PL and on Quotron under the symbol PT.

TABLE 1: CONSOLIDATED PROFIT AND LOSS STATEMENTS

PORTUGAL TELECOM AND SUBSIDIARIES
(amounts in millions of Euro)

9M02		9M01		Δ
	Fully	Proportional	Fully	Proportional	Fully
Consolidated Operating Revenues, of which:	**4,214.4**	**3,728.6**	**4,248.8**	**3,640.5**	**(0.8%)**
PT Comunicações	1,514.9	1,514.9	1,665.2	1,665.2	(9.0%)
PT Prime	190.8	190.8	159.5	159.5	19.6%
TMN	934.9	934.9	843.6	843.6	10.8%
Telesp Celular	990.3	499.5	1,045.3	431.0	(5.3%)
PT Multimedia	460.9	460.9	419.4	419.4	9.9%
Other	122.6	127.6	115.8	121.8	5.9%
Consolidated Operating Costs and Expenses, of which:	**3,249.4**	**2,873.0**	**3,417.6**	**2,892.9**	**(4.9%)**
Wages and Salaries	515.8	490.0	491.2	463.8	5.0%
Post Retirement Benefits	138.5	138.2	105.0	104.6	31.9%
Costs of Telecommunications	479.1	433.8	540.5	471.1	(11.3%)
Depreciation and Amortisation	729.0	634.5	764.9	645.5	(4.7%)
Subsidies	(2.2)	(2.2)	(1.8)	(1.8)	22.7%
Subsidies for Fixed Assets	(21.0)	(21.0)	(25.4)	(25.4)	(17.2%)
Maintenance and Repairs	97.2	96.4	85.2	83.5	14.0%
Own Work Capitalized	(78.5)	(78.5)	(118.0)	(118.0)	(33.5%)
Raw Materials and Consumables	69.2	69.2	105.0	105.0	(34.0%)
Costs of Products Sold	329.4	255.5	442.0	323.7	(25.5%)
Telephone Directories	69.2	69.2	66.8	66.8	3.7%
Marketing and Publicity	79.1	68.6	102.9	81.1	(23.2%)
Concession Fee	13.6	13.6	16.9	16.9	(19.2%)
Other General and Administrative	687.0	600.6	719.7	599.7	(4.5%)
Provision for Doubtful Receivables and Other	111.2	87.7	87.5	55.8	27.1%
Other Net Operating Income	(28.8)	(29.0)	(31.9)	(31.4)	(9.6%)
Taxes Other than Income Taxes	61.6	46.5	67.1	52.0	(8.3%)
Consolidated Operating Income	**965.0**	**855.5**	**831.2**	**747.6**	**16.1%**
Other Expenses / (Income) Net, of which:	**429.4**	**319.9**	**509.8**	**260.2**	**(15.8%)**
Interest Expenses	352.3	315.8	338.9	292.2	3.9%
Net Foreign Currency Exchange Losses / (Gains)	(55.7)	(59.8)	82.6	58.8	(167.5%)
Goodwill Amortization	110.1	106.3	116.6	110.4	(5.5%)
Interest Income	(208.9)	(226.9)	(139.5)	(129.8)	49.8%
Net Other Financial Expenses / (Income)	85.7	70.4	96.5	73.2	(11.2%)
Losses / (Gains) on Sales and Disposals of Fixed Assets, Net	(2.0)	0.1	(17.3)	(17.3)	(88.3%)
Equity in Losses / (Earnings) of Affiliated Companies	114.4	85.1	299.8	149.4	(61.8%)
Other Non-Operating Expenses/(Income)	39.5	34.9	21.9	13.0	80.4%
Extraordinary Items	(36.4)	(36.4)	(313.3)	(313.3)	(88.4%)
Work Force Reduction Programme Costs	30.4	30.4	23.6	23.6	28.8%
Consolidated Income Before Income Taxes	**535.6**	**535.6**	**321.4**	**487.4**	**66.6%**
Provision for Income Taxes	(289.0)	(266.4)	(175.4)	(175.4)	64.8%
Loss / (Income) Applicable to Minority Interests	74.8	52.2	175.6	9.6	(57.4%)
Consolidated Net Income for the Period	**321.4**	**321.4**	**321.6**	**321.6**	**(0.0%)**

Note: TCP was proportionally consolidated in accordance with an economic interest of 50.44% in 9M02 and 41.23% in 9M01.

TABLE 2: CONSOLIDATED BALANCE SHEET

PORTUGAL TELECOM AND SUBSIDIARIES
(amounts in millions of Euro)

TABLE 3: CONSOLIDATED OPERATING REVENUES
(amounts in millions of Euro)

9M02	9M01	Δ
	Fully	Fully	Fully
PT Comunicações	**1,514.9**	**1,665.2**	**(9.0%)**
Fixed Telephone Service	1,159.1	1,312.0	(11.7%)
Domestic	996.9	1,152.2	(13.5%)
Fixed Charges	487.0	478.3	1.8%
Traffic	509.9	673.9	(24.3%)
Local	106.9	136.5	(21.6%)
Regional	59.5	76.2	(22.0%)
National	60.9	72.1	(15.6%)
Internet	0.0	70.9	n.m.
Fixed-Mobile	276.0	312.7	(11.7%)
Other	6.6	5.5	20.9%
International	162.2	159.8	1.5%
Wholesale	206.0	202.3	1.9%
Traffic	97.9	86.7	12.9%
Leased Lines	82.6	90.2	(8.5%)
Telecast	25.6	25.4	0.8%
Sales	17.7	25.1	(29.5%)
Directories	104.1	101.4	2.8%
Other	28.0	24.4	14.6%
PT Prime	**190.8**	**159.5**	**19.6%**
Data Communications	68.3	61.4	11.2%
Broadband	7.2	7.1	1.2%
Leased Lines	37.2	39.3	(5.3%)
Voice	12.7	11.8	7.9%
Internet	32.0	15.4	107.7%
Outsourcing	14.6	6.5	123.6%
Sales and Other	18.7	17.9	4.8%
PT Mobile Businesses			
TMN	**934.9**	**843.6**	**10.8%**
Services Rendered	841.7	727.2	15.7%
Sales and Other	93.3	116.4	(19.9%)
Telesp Celular	**990.3**	**1,045.3**	**(5.3%)**
Services Rendered	862.6	876.9	(1.6%)
Sales and Other	127.7	168.4	(24.1%)
PT Multimedia	**460.9**	**419.4**	**9.9%**
Pay TV	255.1	184.9	38.0%
ISP and Portals	14.9	12.4	20.5%
Media	87.3	99.5	(12.3%)
Sales and Other	103.6	122.7	(15.6%)
Other	**122.6**	**115.8**	**5.9%**
Total Operating Revenues	**4,214.4**	**4,248.8**	**(0.8%)**

TABLE 4: PT COMUNICAÇÕES (1)
(amounts in millions of Euro)

TABLE 5: PT PRIME (1)
(amounts in millions of Euro)

TABLE 6: TMN (1)
(amounts in millions of Euro)

PROFIT AND LOSS STATEMENTS	9M02	9M01	Δ
Services Rendered	994.6	887.0	12.1%
Sales	99.4	122.7	(19.0%)
Operating Revenues	**1,094.0**	**1,009.7**	**8.4%**
Wages and Salaries	37.2	33.8	10.1%
Costs of Telecommunications	252.9	220.2	14.9%
Depreciation and Amortization	128.3	127.9	0.3%
Own Work Capitalized	(4.0)	(3.5)	11.9%
Cost of Products Sold	122.3	159.8	(23.5%)
Marketing and Publicity	14.8	13.4	10.6%
Other General & Administrative	141.4	140.9	0.4%
Other Net Operating Costs	75.2	56.6	32.9%
Operating Costs and Expenses	**768.1**	**749.0**	**2.5%**
Operating Income	**325.9**	**260.7**	**25.0%**
Interest and Related Expenses	9.8	11.6	(15.6%)
Interest and Related Income	2.7	1.0	160.8%
Losses on Sales and Disposals of Fixed Assets, Net	3.4	0.8	n.m.
Other Non Operating Expenses / (Income)	(6.8)	2.6	n.m.
Income Before Income Tax	**322.2**	**246.7**	**30.6%**
Provision for Income Tax	106.7	93.1	14.6%
Net Income	**215.5**	**153.6**	**40.3%**

OTHER FINANCIAL INFORMATION	9M02	9M01	Δ
EBITDA (Operating Income + Depreciation and Amortization)	454.3	388.6	16.9%
EBITDA Margin (EBITDA / Operating Revenues)	41.5%	38.5%	3.0 p.p.
Capex	181.5	191.0	(5.0%)
Capex as % of Revenues	16.6%	18.9%	(2.3 p.p.)

OPERATING DATA	Units	9M02	9M01	Δ
TMN Active Customers	thousand	4,205	3,623	16.1%
Prepaid	%	83.2	83.3	(0.1 p.p)
WAP Terminals	thousand	703	511	37.5%
TMN Net Additions	thousand	300	683	(56.1%)
Prepaid	%	77.9	79.8	2.0 p.p.
Data (% in Service Revenues)	%	7.0	5.8	1.2 p.p.
ARPU, of which:	Euro	27.4	30.2	(9.5%)
Customer Bill		19.0	19.9	(4.2%)
Interconnection		8.4	10.4	(19.5%)
CCPU	Euro	13.9	16.2	(14.1%)
ARPU minus CCPU	Euro	13.4	14.0	(4.1%)
SAC	Euro	70.0	75.8	(7.7%)
ARPM	Euro/100	20.9	21.9	(4.7%)
MOU	Minutes	131.2	138.1	(4.9%)

(1) Includes intra-group transactions.

TABLE 7: TELESP CELULAR
(amounts in millions of Euro)

PROFIT AND LOSS STATEMENTS	9M02		9M01		Δ
	Fully	Prop [1]	Fully	Prop	Fully
Services Rendered	862.8	435.2	876.9	361.6	(1.6%)
Sales	127.8	64.4	168.4	69.4	(24.1%)
Operating revenues	**990.6**	**499.6**	**1,045.3**	**431.0**	**(5.2%)**
Wages and Salaries	52.0	26.2	46.6	19.2	11.6%
Post Retirement Benefits	0.6	0.3	0.6	0.3	(0.3%)
Costs of Telecommunications	91.7	46.2	118.1	48.7	(22.3%)
Depreciation and Amortization	190.8	96.2	203.1	83.8	(6.1%)
Marketing and Publicity	21.2	10.7	37.1	15.3	(43.0%)
Cost of Products Sold	149.2	75.2	201.4	83.0	(25.9%)
Other General & Administrative	184.5	93.1	214.2	88.3	(13.9%)
Other Net Operating Costs	79.7	40.3	81.8	33.7	(2.6%)
Operating Costs and Expenses	**769.7**	**388.2**	**902.9**	**372.3**	**(14.8%)**
Operating Income	**220.9**	**111.4**	**142.4**	**58.7**	**55.2%**
Interest and Related Expenses	211.0	106.4	379.4	156.4	(44.4%)
Interest and Related Income	54.4	27.4	225.8	93.1	(75.9%)
Gains on Sales and Disposals of Fixed Assets, Net	4.2	2.1	(0.0)	(0.0)	n.m.
Equity Losses / (Earnings) of Affiliated Companies	59.2	29.8	255.9	105.5	(76.9%)
Other Non Operating Expenses / (Income)	9.3	4.7	15.4	6.4	(39.6%)
Income Before Income Tax	**0.0**	**0.0**	**(282.5)**	**(116.5)**	**n.m.**
Provision for Income Tax	45.6	23.0	0.0	(0.0)	n.m.
Loss/(Income) Applicable Minority Interest	-	(7.1)	-	-	-
Net Income	**(45.6)**	**(15.9)**	**(282.5)**	**(116.5)**	**(83.9%)**

OTHER FINANCIAL INFORMATION	9M02		9M01		Δ
	Fully	Prop	Fully	Prop	Fully
EBITDA (Oper. Income + Depreciation and Amortization)	411.8	207.7	345.5	142.5	19.2%
EBITDA Margin (EBITDA / Operating Revenues)	41.6%	41.6%	33.1%	33.1%	8.5 p.p.
EBITDA / Services Rendered [2]	47.7%	47.7%	39.4%	39.4%	8.3 p.p.
Interest Cover (EBITDA / Net Interest)	3.7	3.7	5.5	5.5	n.m.
Capex	49.6	25.0	236.2	97.4	(79.0%)
Capex as % of Revenues	5.0%	5.0%	22.6%	22.6%	(17.6 p.p.)

OPERATING DATA	Units	9M02	9M01	Δ
Total Cellular Customers - São Paulo State	million	8.6	7.8	9.9%
Cellular Customers per 100 Inhabitants - São Paulo State [3]	%	22.7	21.1	1.6 p.p.
TCP Customers	thousand	5,755	4,991	15.3%
Prepaid	%	75.3	69.9	5.5 p.p.
Digital	%	95.9	91.5	4.4 p.p.
WAP Terminals	thousand	2,562	1,797	42.6%
TCP Net Additions	thousand	650	689	(5.6%)
TCP Market Share [3]:	%			
Total Clients		67	64	3 p.p.
Net Additions		86	76	10 p.p.
ARPU	Reais	44	43	2.9%
CCPU	Reais	21	24	(14.6%)
ARPU minus CCPU	Reais	23	18	26.1%
SAC	Reais	96	127	(24.7%)
MOU	Minutes	109	116	(6.0%)
Postpaid		205	169	21.6%
Prepaid		75	89	(15.5%)

(2) Excluding handsets.

(3) Total concession area.

TABLE 8: PT MULTIMEDIA (1)
(amounts in millions of Euro)

__________

1 Unaudited results.
2 CCPU: Cash cost per user = Operating costs minus provisions, depreciation and amortization and sales of equipment per user.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2002

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Vitor Sequeira
Vitor Sequeira Manager of Investor Relations

FORWARD-LOOKING STATEMENTS

         This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.